UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of March 2026

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ________

B.O.S. Better Online Solutions Ltd.

The GAAP financial statements, included in the Press Release that is attached to this Form 6-K, are hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibit is attached:

99.1	Press Release: BOS Reports Financial Results for the Fourth Quarter and the Full Year 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: March 31, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: BOS Reports Financial Results for the Fourth Quarter and the Full Year 2025.

3